Exhibit 2.1

Description of Securities

The following is a summary of the material provisions of our Amended and Restated Memorandum and Articles of Association and the Cayman Islands Companies Act. This summary is qualified in its entirety by reference to our Amended and Restated Memorandum and Articles of Association, which is filed as an exhibit to this Form 20-F.

1. General

We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our Amended and Restated Memorandum and Articles of Association and the Companies Act. Our corporate objectives are unrestricted, and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

The register of members for our ordinary shares is maintained by our transfer agent, Equiniti Trust Company, LLC. Under the Companies Act, this register is prima facie evidence of legal title to the shares.

2. Directors

The management of our company is vested in our board of directors. Key provisions regarding our directors are as follows:

Topic	Description

Borrowing Powers

Our board may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property, and uncalled capital. These powers are not subject to any specific limit under our articles, other than the board's general fiduciary duty to act in the best interests of the company.

Compensation & Conflicts of Interest

A director may vote on any proposal, contract, or arrangement in which they are materially interested, provided that the nature of the interest has been declared at a meeting of the directors. A director who is interested in a contract or arrangement may be counted in the quorum at a meeting where the contract or arrangement is considered. The compensation of our directors is determined by the board of directors.

Age Limit Requirements	There is no age limit for the retirement or non-retirement of our directors under our Amended and Restated Memorandum and Articles of Association.

Director Share Qualification	Our directors are not required to hold any shares in the company as a qualification for their service.

3. Description of Ordinary Shares

Our authorized share capital consists of 750,000,000 ordinary shares with a par value of US$0.002 per share. All issued ordinary shares are fully paid and non-assessable.

Feature	Description

Voting Rights

Each ordinary share entitles the holder to one vote. A simple majority is required for an ordinary resolution, and a two-thirds majority is required for a special resolution. There are no provisions for cumulative voting.

Dividend Rights

Shareholders are entitled to dividends, which may be declared by our board of directors and may be paid out of profits or our share premium account, provided that, in accordance with Cayman Islands law, we will remain able to pay our debts as they fall due in the ordinary course of business immediately following the payment of any such dividend.

Liquidation Rights	Upon winding-up, holders of ordinary shares are entitled to a proportionate share of any surplus assets remaining after the repayment of all share capital.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as may be approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no shares may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. It is permissible under the Companies Act for a Cayman Islands exempted company to accept the surrender of any fully paid shares for no consideration.

Transfer of Shares

Subject to the NYSE rules and the applicable law, our shareholders may transfer all or any of their shares by an instrument of transfer. Our board of directors may, in its absolute discretion, decline to register any transfer of our ordinary shares that has not been fully paid up, is subject to a company lien, or is issued in conjunction with rights, options or warrants issued pursuant to the Amended and Restated Memorandum and Articles of Association on terms that one cannot be transferred without the other.

Liability to Further Calls	Our board of directors may make calls on shareholders for any amounts unpaid on their shares. Shares on which calls are not paid are subject to forfeiture.

Sinking Fund Provisions	There are no sinking fund provisions associated with our ordinary shares.

Conversion rights	There are no conversion rights attached to any class of our shares.

4. Preference Shares

Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of ordinary shares may be materially adversely affected. Pursuant to the Amended and Restated Memorandum and Articles of Association, preference shares may be issued by our company from time to time, and our board of directors is authorized (without any requirement for further shareholder action) the rights, preferences, privileges and restrictions, including voting rights, dividend rights, return of capital, redemption rights, restrictions, preferences, privileges and payment obligations as between different classes of shares, and our board of directors may issue those shares in series of preference shares, without any further shareholder approval.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in our best interests.

5. Certain Anti-Takeover Provisions

Certain provisions in the Amended and Restated Memorandum and Articles of Association may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the ordinary shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

6. Changing Shareholder Rights

The rights attached to any class of shares may be varied with the written consent of the holders of not less than two-thirds of the issued shares of that class, or by a special resolution passed at a separate meeting of the holders of the shares of that class. The rights of shareholders are also subject to the board's ability to issue preference shares with such rights, preferences, and privileges as the board may determine.

7. Shareholder Meetings

As a Cayman Islands exempted company, we are not obligated to hold an annual general meeting. Extraordinary general meetings may be convened by the board or upon the written requisition of shareholders holding at least 10% of our issued and outstanding voting shares.

8. Limitations on Ownership

There are no limitations under Cayman Islands law or our Amended and Restated Memorandum and Articles of Association on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our ordinary shares.

9. Provisions Delaying Change in Control

Certain provisions in our Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deferring, or preventing a change in control:

●	Our board of directors has the authority to issue authorized but unissued ordinary and preference shares without further shareholder approval.
●	These preference shares may be issued with terms designed to make a takeover more difficult or costly.
●	The existence of a substantial number of authorized but unissued shares could also be used to dilute the stake of a potential acquirer.

10. Ownership Threshold Disclosure

There are no provisions in our Amended and Restated Memorandum and Articles of Association that would require a shareholder to disclose their ownership interest once it exceeds a certain threshold.

11. Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. Our Amended and Restated Memorandum and Articles of Association provide that no shareholder (other than a director) shall have any right of inspecting any account or book or document of us except as conferred by the Companies Act or as authorized by the directors or by ordinary resolution.

12. Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●         an exempted company’s register of members is not open to inspection;

●         an exempted company does not have to hold an annual general meeting;

●         an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●         an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●         an exempted company may register as a limited duration company; and

●         an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. As a foreign private issuer with shares listed on the NYSE, we are subject to the reporting and other informational requirements of the Exchange Act. We comply with the NYSE listing rules except to the extent we elect to follow home country practice where permitted by the NYSE rules.